VIA EDGAR

October 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estte & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Pam Howell
Kibum Park

Re:	Roman DBDR Acquisition Corp. II
Registration Statement on Form S-1
Filed September 17, 2024
File No. 333-282186

Dear Ms. Howell and Mr. Park:

Roman DBDR Acquisition Corp. II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2024, relating to the Registration Statement on Form S-1, filed by the Company with the Commission on September 17, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes have been made in Amendment No. 1 to the Registration Statement (the “Amendment”), which is being filed contemporaneously with the submission of this response letter.

Registration Statement on Form S-1 filed September 17, 2024

Cover page

1.	We note your disclosure that nine "non-managing sponsor investors" have expressed an interest to purchase non-managing sponsor membership interests and "up to approximately 56.9% of the units in this offering." Please disclose whether there is a cap on the amount that each investor may purchase. Please also file any agreement or form of any agreements with the non-managing sponsor investors as exhibits.

In response to the Staff’s comment, we have revised the disclosure to state that there is no cap on the amount that each non-managing investor may purchase on the prospectus cover page, and pages 30, 85, and 207 of the Amendment.

We respectfully acknowledge the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits. We respectfully decline to do so, for the reasons set forth below.

There can be no assurance that any non-managing sponsor investor will acquire any units in this offering, nor will any potential purchase in the public offering be a condition to any agreements with the sponsor to be entered into by the non-managing sponsor investors. Additionally, the number of units ultimately allocated to each non-managing sponsor investor will be subject to the discretion of the underwriters for this offering.

In addition, unlike similar arrangements of some other blank check companies, none of our non-managing sponsor investors will have voting rights, management rights or governance vetoes with respect to the sponsor. Further, negotiations between our sponsor and each non-managing sponsor investor will be handled separately, and no arrangements will be made with any non-managing sponsor investor with respect to the voting of any public securities acquired, if any. Finally, none of the non-managing sponsor investors will be under any obligation to hold any units or public shares following the closing of this offering (and there will be no contractual consequences to any such investor if it does not continue to own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination).

As a result, there is no assurance that any of the non-managing sponsor investors will even be an investor at the time our shareholders vote on an initial business combination, and we cannot predict how the non-managing sponsor investors will vote in connection with an initial business combination (or if they will vote at all).

Thus, we do not believe that any such agreements will be material when finalized. Additionally, we note that we will not be party to any such agreements and will have no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to any such agreement. Finally, we believe that filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to our post-offering ownership and our ability to complete an initial business combination.

If the facts and circumstances on which we base our responses herein change (based on the actual agreements ultimately entered into between the sponsor and any non-managing sponsor investors), we will at that time reassess the materiality of any disclosures required by applicable law or regulation and will make any such required disclosures or filings in an amendment to the Registration Statement.

2.	Please revise to disclose whether the compensation and securities issuances, including the private warrants and the warrants that may be issued for the repayment of loans may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the prospectus cover page, and pages 6 and 118 of the Amendment.

Summary, page 1

3.	Please include in the table on page 5 the shares that may be issued pursuant to the anti-dilution provision of the founder shares. Please also revise the disclosure outside the table the extent to which the private placement warrants and the warrants that may be issuable to repay working capital loans may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amendment.

4.	We note your disclosure on page 6 that if you raise additional funds through equity or convertible debt issuances, your public shareholders may suffer substantial dilution. We further note your disclosure on page 64 regarding possible PIPE transactions in connection with your initial business combination. Please revise your summary section to disclose any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 5, 6, 16, 117, and 118 of the Amendment.

5.	Please reconcile the disclosure on page 25 and elsewhere in the prospectus that "a portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $200,000,000 (or $230,000,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account" with the prospectus cover page that "$201.0 million, or $231.15 million if the underwriters’ overallotment option is exercised in full ($10.05 per unit in either case), will be placed into a U.S.-based trust account."

In response to the Staff’s comment, we have revised the disclosure on pages 27 of the Amendment.

Initial Business Combination, page 12

6.	Please state the basis for your disclosure on pages 14, 40 and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to complete your initial business combination.

In response to the Staff’s comment, we have revised the disclosure on pages 15, 42, 43, 81, 82, 126, 127, 128, and 159 of the Amendment.

Ability to extend time to complete business combination, page 27

7.	We note that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please revise to disclose any limitations on extensions, including the number of times. See Item 1602(b)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 29 of the Amendment.

Limited Payments to Insiders, page 39

8.	Please reconcile the disclosure in this section, which refers to potential payments of consulting, success or finder fees to your independent directors, advisors, or their respective affiliates in connection with the consummation of our initial business combination, with the disclosure elsewhere including on page 43 which indicates you may pay your sponsor or a member of your management team a finder’s fee, advisory fee, consulting fee or success fee.

In response to the Staff’s comment, we have revised the disclosure on pages 41, 42, 118, 154, 170 and elsewhere as applicable, of the Amendment.

Summary Financial Data, page 44

9.	Please provide footnotes to explain the purpose of the "As Adjusted" column and how you determined each of the amounts in this column.

In response to the Staff’s comment, we have revised the disclosure on page 46 of the Amendment to include footnotes regarding the “As Adjusted” column and amounts.

Risk Factors, page 47

10.	We note the disclosure on page 8 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

In response to the Staff’s comment, we have revised the disclosure on page 80 of the Amendment.

We may issue our shares to investors in connection with our initial business combination . . . , page 64

11.	We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity and capital to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

In response to the Staff’s comment, we have revised the disclosure on page 66 of the Amendment.

Dilution, page 101

12.	We refer you to your tabular presentation of dilution here and on the outside cover page. Please clarify the following and or revise your disclosure within your next amendment.

•	We note your net tangible book value (NTBV) before the offering of $(35,975) but your working capital deficit on page 44 is presented as $(60,975). Tell us how you considered the subscription receivable presented as a deduction from stockholders’ equity in your determination of NTBV.

•	Tell us how you considered the business combination marketing fee of 4.5% of gross proceeds payable to your underwriter, B. Riley stated on page 202 in your determination of the numerator.

In response to the Staff’s first bullet point relating to the NTBV before the offering of $35,975, we respectfully advise the Staff that the amount reflected in the pro forma tables accounts for the receipt of the $25,000 subscription receivable related to the issuance of the founder shares. However, the working capital deficit of $60,975 referenced on page 46 is derived from the actual financial statements as of the reporting date, August 16, 2024. As the Company has not yet received the $25,000, this amount is recorded as a subscription receivable in the financial statements and, therefore, excluded from the working capital calculation. The Company has included a footnote to the NTBV amount in the dilution tables to inform readers that such amount assumes the receipt of payment for the founder shares.

In response to the Staff’s second bullet point relating to the business combination marketing fee payable to the representative of our underwriters, B. Riley, we respectfully advise the Staff that we have evaluated our agreement with B. Riley, particularly with regard to the business combination marketing fee, and have determined that, in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations, it would not be appropriate to recognize the success fee of 4.5% of gross proceeds as a liability until the acquisition date.

Additionally, in some situations, an acquirer or an acquiree may agree to make a payment to a third party (e.g., adviser, investment banker) that is contingent on the closing of the transaction. Such a payment may be called a success fee. Because there is no obligation to pay the fee until the business combination closes, we generally believe that by analogy to the guidance in ASC 805-20-55-51, it would not be appropriate for either the acquirer or the acquiree to recognize the success fee as a liability until the acquisition date. ASC 805-20-55-51, which addresses a liability that will be triggered by a business combination for contractual termination benefits and curtailment losses under employee benefit plans, states that the liability “shall not be recognized when it is probable that the business combination will be consummated; rather it shall be recognized when the business combination is consummated.”

Separately, we have added a footnote to the dilution tables on page 106 of the Amendment to disclose that the business combination marketing fee is not included as it is contingent on the closing of the business combination.

13.	Please revise the disclosure outside of the table to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K.

In response to the Staff’s comment, we have added footnote number 5 on page 106 of the Amendment to include the revised disclosure.

Capitalization, page 103

14.	Please address the following related to your capitalization table:

•	Explain why the business combination marketing fee payable to your underwriter, B. Riley is not included

•	Provide an explanation for the increase in Additional paid-in capital to the As Adjusted amount of $989,433

•	Tell us how the As Adjusted Accumulated deficit was not impacted by the offering and remains at $(22,305)

In your next amendment, please ensure amounts disclosed are consistent throughout the filing and revised disclosures include enough clarity for an investor to understand how amounts are derived. To the extent certain components are excluded from the overall calculation, such amounts should be highlighted and accompanied by explanations for why such exclusions are made.

In response to the Staff’s first bullet point relating to the business combination marketing fee payable to the representative of our underwriters, B. Riley, we respectfully advise the Staff to refer to our above responses to comment 12.

In response to the Staff’s second bullet point relating to the increase in Additional paid-in capital to the As Adjusted amount of $989,433, we respectfully advise the Staff that the increase and the related amount pertain to the various journal entries that will impact the additional paid-in capital account as of the closing date of the initial public offering (the “IPO”). These entries include the proceeds from the sale of the IPO units, the recording of private placement proceeds, the payment of upfront underwriting fees, the adjustment to temporary equity for the units sold as of the IPO date, the recognition of an over-allotment liability (assuming the underwriters have not exercised their option for the over-allotment units), and the recording of various offering expenses (as currently disclosed in the Form S-1 as $885,000).

In response to the Staff’s third bullet point relating to As Adjusted Accumulated deficit that was not impacted by the offering and remains at $(22,305), we respectfully advise the Staff that due to the structure of the deal, we do not have any deferred underwriting fees, resulting in a positive balance in the additional paid-in capital account at the time of the closing of the IPO. Consequently, no entry is recorded in accumulated deficit as of the closing date of the IPO. Since the capitalization tables assume the IPO occurred as of the reporting date of August 16, 2024, the current accumulated deficit remains unchanged.

Proposed Business

Management Team, page 111

15.	We note your disclosure on page 112 about the management's experience completing initial business combination in Roman DBDR I. Please disclose any extensions and redemption levels in connection with any extensions and/or the business combination in Roman DBDR I. See Item 1603(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 116 of the Amendment.

Our Sponsor, page 113

16.	Please revise the table to include the potential payment of advisory, consulting, success, or finder fees or any other fees that may be paid in connection with the initial business combination. See Item 1603(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 6 and 118 of the Amendment.

17.	Please revise the table on page 114 to also discuss the lock-up agreement with the underwriter as discussed on page 200. See Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 120 of the Amendment.

Management

Executive Officer and Director Compensation, page 149

18.	Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 113. See Item 402(r)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 42, 155 and 170 of the Amendment.

Principal Shareholders, page 158

19.	Please revise to clarify the owner of your Class B Ordinary Shares. In this regard, your table on page 158 indicates that Roman DBDR Tech Sponsor II LLC owns 100% of your Class B Ordinary Shares. However, footnote 3 to the table on page 159 states that Roman DBDR Acquisition Sponsor II LLC, your sponsor, is the record holder of such shares.

In response to the Staff’s comment, we have revised the disclosure on page 163 of the Amendment to clarify the owner of the Class B ordinary shares.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 161

20.	Please revise to disclose those "certain limited circumstances" when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 25, 28, 167, 175 and 206 of the Amendment.

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Warrant Instruments, page F-12

21.	We note your disclosure that the Public and Private Warrants will be classified as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the Public and Private Warrants. As part of your analysis, please specifically address the tender offer provision in section 4.4 of your warrant agreement filed as exhibit 4.4 and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.

We respectfully acknowledge the Staff's comment and advise the Staff that we consider the tender offer provision in Section 4.4 of the warrant agreement filed as Exhibit 4.4 to represent a tender offer or exchange provision in accordance with ASC 815-40-55-3. We have determined that this provision allows for certain adjustments to the underlying securities upon the occurrence of a merger or consolidation. These adjustments result in the warrants being exercisable for the same type and amount of shares, securities, or property (including cash) that the warrant holder would have received had they exercised the warrants immediately before such an event. We have concluded that the cash settlement feature within this provision does not preclude equity classification, as the warrant holders will receive the same form of consideration as the holders of Class A ordinary shares participating in the tender offer. Additionally, the tender offer provision requires more than 65% of the voting power of the Company’s outstanding equity securities (including with respect to the election of directors) to trigger cash redemption, which represents a fundamental change in ownership. For avoidance of doubt, with respect to the tender offer provision, the Warrants can only be cash settled upon an occurence of a change of control or to the extend that a tender offer results in a change of control.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq. at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dixon Doll, Jr.

Dixon Doll, Jr., Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP